October 24, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

- By Overnight Delivery -

Re:	Air Brook Airport Express, Inc.
Form 10-KSB filed January 31, 2006
File Number: 33-09218

Dear Mr. Nolan:

Thank you for your additional comments regarding the subject document, as included in your letter to Mr. Donald Petroski dated October 13, 2006 (additional copy attached).

Let me address each of your comments as included in that letter:

Comment 1:

We have modified the report of our independent public accountant to reflect the correct amounts for the working capital deficiency and accumulated deficit figures. These are now consistent with the financial statements.

Comment 2:

We have corrected the amount of liabilities shown as ”due to affiliate.” With this correction, our liabilities and equity now equal total assets. There has been no restatement of the financial statements, and thus the opinion of our independent accountant as stated on January 26, 2006 remains unaltered.

Comment 3:

The footnotes have been revised to specifically disclose that we recognize revenue on the accrual basis.

Comment 4:

Item 8A has been modified to reflect the update as a result of the release of SEC Final Rule Release No. 33-8238. It is now consistent with the disclosures under Item 13 of the 10-KSB.

In addressing the comments of the Securities and Exchange Commission noted above, Air Brook Airport Express, Inc. and its officers acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
The comments of the staff of the Securities and Exchange Commission, or the changes to the disclosure the company has made in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I have attached a finalized 10-KSB for your review. The company will await your further review and approval prior to formally filing the revised final 10-KSB with the Commission.

Let me also take this opportunity to express my appreciation for the assistance and continued support of Ms. Lisa Haynes in finalizing this 10-KSB.

Please feel free to contact me at (201) 843-6100 extension 310 with any further comments or questions.

The company appreciates your assistance in this matter, and awaits your final approval.

With best regards,

Steven M. Glasberg
Assistant to the Chairman

cc:	Lisa Haynes
Robert G. Jeffrey
Donald M. Petroski
Jeffrey M. Petroski
Richard H. Weisinger